Writer's Direct Dial: (212) 225-2758 E-Mail: jjuantorena@cgsh.com

November 16, 2005

VIA EDGAR TRANSMISSION Mr. John Cash Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	The ICA Corporation Form 20-F/A (File # 1-11080)

Dear Mr. Cash:

By letter dated September 15, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F/A (the “20-F/A”) filed on July 28, 2005 by The ICA Corporation (the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Year ended December 31, 2004

Item 15. Controls and Procedures, page 91

1.

We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act was recorded, processed, summarized and reported as and when required. In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for

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the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, you may simply conclude that your disclosure controls are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the fiscal year ended December 31, 2005, revise the language in Item 15 to state that its disclosure controls and procedures were effective “to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Note 3. Summary of Significant Accounting Policies, page F-14

(i) Accounting for Construction Contracts, page F-18

2.

We note that some of your projects, such as the El Cajon hydroelectric project, have terms which do not require the customer to pay for the work completed until the end of the project, which can be several years from the current time. Given that progress payments are not required, confirm to us that accounting for these contracts under the percentage-of-completion method appropriately recognizes the legal and economic results of contract performance. In this regard, we note that under most contracts for construction of facilities to a buyer’s specifications, both the buyer and the seller (contractor) obtain enforceable rights. The legal right of the buyer to require specific performance of the contract means that the contractor has, in effect, agreed to sell his rights to work-in-progress as the work progresses. This view is consistent with the contractor’s legal rights; he typically has no ownership claim to the work-in-progress but has lien rights. Furthermore, the contractor typically has the right to require the buyer, under most financing arrangements, to make progress payments to support his ownership investment and to approve the facilities constructed date if they meet the contract requirements. The buyer’s right to take over the work-in-progress at his option (usually with a penalty) provides additional evidence to support that view. Accordingly, the business activity taking place under a typical construction contract supports the concept that in an economic sense performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses. Expand your critical accounting policy to address how the terms of these contracts, notwithstanding the fact that progress payments are not made, convey to you enforceable rights such that from and economic and legal perspective percentage of completion accounting is the appropriate method of accounting for these contracts. Refer to paragraph 22 of SOP 81-1.

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Response:

Before commencement of any project, as part of the project planning process, the Company reviews the main obligations and conditions of the relevant contract in order to (i) quantify the estimated projected revenue; (ii) establish a reasonable estimate of the costs to be incurred under the project; (iii) estimate the overall gross profit of the project; and (iv) identify the rights and obligations of both parties. The Company believes that each of these elements is established in its contracts and that its economic and legal rights support the use of the percentage-of-completion method of accounting.

In paragraph 22 of Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), the Staff has indicated that in a typical construction contract, the buyer and seller have enforceable rights that approximate a continuous sale and transfer that occur as the work progresses. The construction contracts in which the Company participates typically are governed by the civil law of various jurisdictions, which recognizes a contractor’s right to receive payment for work performed. Under this body of law, the buyer is the legal owner of the works being performed while they are in process, and the contractor is entitled to the payment for those works even though payment may not occur until the completion of the contract. The typical terms of the Company’s contracts also support the Company’s entitlement to receipt of payment for work performed. The El Cajon contract is unusual in that it does not require progress payments to be made during construction.

The contract governing the El Cajon project establishes the enforceable rights of both the Mexican Federal Electricity Commission (Comision Federal de Electricidad) (the “CFE”) and the Company, which include, but are not limited to, the following: (i) the Company must provide monthly progress reports to the CFE; (ii) the CFE must recognize such progress through a written communication to the Company; and (iii) upon termination of the contract (either because of non-compliance by the Company or the Company’s termination as a result of force majeur events) the CFE must pay the Company the applicable value of the contract at such termination date, which is determined based on the project progress reports approved by the CFE.

Additionally, the financing obtained by the Company to fund its work under the El Cajon project requires the Company to demonstrate to the lenders the CFE’s recognition of the Company’s progress under the project prior to the release of funds. If the CFE does not acknowledge the Company’s progress to-date, the Company is unable to obtain additional funds under the financing.

The Company believes that the terms and conditions of the El Cajon contract fall within the guidelines established in paragraph 23 of SOP 81-1 (which contains rules and conditions similar to those of Mexican Bulletin D-7, which addresses the accounting for construction contracts) for use of the percentage of completion method of accounting, including the requirements that (i) the contract clearly specify the enforceable rights regarding the goods or services to be provided and received by

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the parties, the consideration to be exchanged and the manner and terms of settlement; (ii) the buyer can be expected to satisfy its obligations; (iii) the seller can be expected to perform its contractual obligations; and (iv) dependable estimates of progress toward completion, contract revenues and contract costs can be made. Paragraph 23 does not require periodic payments as a condition to the use of the percentage of completion method of accounting.

Based on the legal rights applicable to the Company’s contracts, the Company’s interpretation of the clauses of the El Cajon contract, and the terms of the financing related to the project discussed above, the Company believes that the revenue and cost recognition under the percentage-of-completion method is a more accurate representation of the economic substance of the contract than the completed contract method despite the fact that payment by the customer is not required until the completion or early termination of such work.

The Company will expand its disclosure in future filings of its critical accounting policy related to revenue recognition of its construction contracts, in accordance with the Staff’s request.

3.

Tell us and expand your critical accounting policies to address how you factor in the risk of inflation, exchange rate fluctuations and increases in the cost of raw materials into your estimate of costs to complete a given project.

Response:

The policy of the Company is to avoid contracts with substantial risk, unless such risks can be mitigated or transferred to the client, suppliers and/or subcontractors. This is one of the Company’s methods for avoiding the incurrence of additional contract expenses.

The contracts used by the Company are generally unit-price or fixed-price. Evaluation of risks for each one of these contract types, whether for public or private works, is typically different.

In unit-price contracts, the client generally assumes the risks of inflation, exchange rate fluctuations and increase in prices of the materials used on the related contracts. Under a unit-price contract, the parties to the contract agree, at the execution time, upon the unit price of the inputs required under the contract. However, unit-price contracts typically include escalation clauses under which the Company reserves the right to increase the unit price of such inputs as a result of inflation, fluctuations in exchange rates or increases in prices of raw materials, should any of these risks increase beyond a specified percentage as set forth in the contract.

Additionally, in Mexico, the Public Works and Services Law (Ley de Obras Públicas y Servicios Relacionadas con las Mismas) establishes mechanisms for adjusting the value of public unit-price contracts for cost increases. The Public Works and Services Law provides the following mechanisms for the adjustment of unit prices in unit-

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price contracts: (i) a review of individual unit prices for which adjustment may be possible; (ii) review of unit prices by group where the estimated amount of work remaining to be performed represents at least 80% of the total amount of remaining work under the contract; and (iii) for those projects in which the relationship between the input and the total contract cost is established, an adjustment to reflect the increased cost may be made based on such proportion. The application of these mechanisms is required to be specified in the relevant contract.

If, in a unit-price contract, escalation clauses are not included within the contract for specific inputs, the unit prices are assumed to be fixed. In these instances, the risks of inflation, fluctuation in exchange rates and increases in raw material prices are mitigated through the following mechanisms: (i) when preparing a proposal, these risks are considered in the determination of the overall project costs by applying certain economic variables to unit prices, which are provided by recognized firms specializing in economic analysis; (ii) the Company enters into contractual arrangements with its suppliers under which it makes advance payments to them and in return the cost of the materials remain fixed over the life of the contract; and (iii) the risk of exchange rate fluctuations is mitigated by contracting suppliers and subcontractors in U.S. dollars for those contracts denominated in U.S. dollars.

For fixed-price contracts, the risks of inflation, fluctuations in exchange rates and increases in raw material prices are generally assumed by the Company, as the contract prices are fixed and as such contracts do not include escalation clauses.

For fixed-price contracts involving public works, the Public Work and Services Law protects contractors when adverse economic circumstances arise that could not have been known at the time of awarding the contract and, thus, were not considered in the initial contract bid. The Public Work and Services Law allows the Controller’s Office (Secretaria de la Función Pública) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes. Such was the case after significant global increases in the price of steel occurred at the end of 2003 and beginning of 2004. The Controller’s Office issued a general guideline allowing public works contractors to recognize the increase of steel prices in their original contract prices. In the specific case of the El Cajon contract, this resulted in an increase to the initial contract price of approximately U.S.$43 million (over the initial U.S.$748.0 million contract price).

Additionally, the Company takes measures similar to those used in unit-priced contracts without escalation clauses to mitigate the risks of inflation, fluctuations in exchange rates and increases in raw material costs, including utilizing economic analyses of specialized firms, entering into contractual arrangements with suppliers and prepaying the cost of raw materials to fix such costs over the life of the contract and entering into U.S. dollar denominated subcontracts to mitigate the risk of fluctuations in exchange rates.

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For those risks that cannot be mitigated or that exceed the Company’s allowed thresholds, the Company carries out a quantitative analysis, where it defines the probability of occurrence of each risk, determines the financial impact that may result, and adjusts its estimated contract costs, to the extent appropriate.

The Company will expand its disclosure in future filings of its critical accounting policy related to how it factors the risk of inflation, exchange rate fluctuations and increases in the cost of raw materials into its estimate of costs to complete a project, in accordance with the Staff’s request.

4.

We note that certain of your contracts contain guarantees related to timing of completion or achievement of performance levels. Please tell us if you have failed to meet such guarantees on any of your material contracts during the periods presented. In addition, please tell us and expand your critical accounting policy to address how you factor in the penalties on such guarantees in your estimate of costs to complete a given project.

Response:

The policy of the Company is to avoid contracts with substantial risk, unless such risks can be mitigated or transferred to the client, suppliers and/or subcontractors. Thus, when a client requests a performance guarantee or guarantee of timely delivery of the project, the decision to accept the project will depend upon, among other factors, the Company’s ability to transfer the risks and penalties related to these guarantees to the suppliers and/or subcontractors.

In contracts involving performance guarantees, the manufacturing and supply of the equipment upon which the performance of the project depends are subcontracted to a third party and the related risks are typically transferred to that party.

In contracts with guarantees related to timely delivery, the Company generally plans its projects to take into consideration the risk of delays when entering into the contract, and allows sufficient time for the anticipated completion of the project in spite of some delays.

In the few instances where penalties have arisen related to performance or noncompliance with the timing of completion, the entire amount of the estimated penalty is recorded directly to project costs in results of operations at the time when the amount is probable and may be reasonably estimated. In 2003, the Company failed to deliver the Altamira III and IV projects on a timely basis. Also, in 2003, the Company had a dispute with the client for the Coliseo de Puerto Rico project, which included a dispute with the client regarding the termination date. In each case, the Company entered into settlement agreements with its clients. The Company recorded the costs of such settlements at the time the settlement was reached.

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The Company will expand its disclosure in future filings of its critical accounting policy related to the recognition of penalties related to in its construction contracts, in accordance with the Staff’s request.

5.

Please tell us and revise your disclosures to clarify how you account for indications of collection difficulties on contracts in which payment is not yet due. That is, tell us if an allowance is set up as a bad debt reserve or if revenue is reduced. In addition, please also tell us why your write-offs of bad debts in 2004 and 2003 are substantially greater than the provisions in each respective year.

Response:

The Company does not normally experience bad debts because the construction projects in which the Company is involved generally involve financially sound clients. Additionally, if the Company experiences collection difficulty while the contract work is in progress, it typically ceases contract work until the situation is resolved and it is assured collection. Generally, the Company experiences aging of costs and estimated earnings in excess of billings on uncompleted contracts of 30 to 60 days.

The policy of the Company, in accordance with Mexican GAAP, is not to recognize a reserve with respect to accounts receivable for contracts that do not require the customer to pay for the work completed until the end of the project.

When the Company recognizes bad debts, charges are made to the allowance for doubtful accounts and not are not recognized as a reduction of revenue, in accordance with paragraph 61 of Mexican Bulletin D-7.

The accounts receivable written-off in 2003 and 2004 were substantially greater than the provisions in those years due to isolated projects. This effect was due to timing differences between the creation and the application of the reserves. Significant reserves were created in 2001 for several isolated projects, the most significant being the Coliseo de Puerto Rico project, which were subsequently written-off during 2003 and 2004. The account receivable related to the Coliseo of Puerto Rico project was fully reserved due to a dispute that existed with the Company’s client. In November 2003, an agreement with the client was reached, as a result of which the account receivable was written-off during 2003.

6.	Tell us and revise your disclosures to identify what indirect costs are included in your estimate of total contract costs. Confirm that such costs are allowable for US GAAP purposes.

Response:

The Company identifies indirect costs as those costs that are identifiable with or allocable to a contract. The main identified indirect costs are the following: indirect labor, payroll of technical and administrative personnel, temporary housing and

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related expenses, quality control and inspection, internal and external supervision of the contract, insurance costs and guarantees, depreciation and amortization, and repair and maintenance. Indirect costs referred to above correspond to those defined in both Mexican Bulletin D-7 and SOP 81-1. Other general, administrative and selling expenses, or those that do not contribute in some manner to a project, are not included in project costs.

The Company will revise its disclosure in future filings related to the indirect costs included in its estimates of total contract costs.

Note 30. Differences Between Accounting Principles Generally Accepted in Mexico and the United States of America, page F-56

General

7.

Please tell us what consideration you have given to identifying the U.S. dollar as your functional currency under U.S. GAAP. In this regard, we note that a significant amount of your contracts are denominated in U.S. dollars, as is a substantial portion of your debt. Reference paragraph 5 and Appendix A of SFAS 52.

Response:

For purposes of the U.S. GAAP reconciliation footnote, a foreign private issuer is required to apply Rule 3-20(d) of Regulation S-X when filing its annual Form 20-F. Rule 3-20(d) states, “Notwithstanding the currency selected for reporting purposes, the issuer shall measure separately its own transactions, and those of each of its material operations (e.g., branches, divisions, subsidiaries, joint ventures, and similar entities) that is included in the issuer's consolidated financial statements and not located in a hyperinflationary environment, using the particular currency of the primary economic environment in which the issuer or the operation conducts its business.”

While not specifically referring to SFAS 52, Foreign Currency Translation, Rule 3-20(d) is designed to be conceptually consistent with that standard. Rule 3-20(d) therefore requires a foreign private issuer to evaluate the functional currency of its material operations prior to consolidating its subsidiaries for purposes of its US GAAP reconciliation.

Mexican Bulletin B-10, Recognition of the Effects of Inflation in Financial Information, issued by the Mexican Institute of Public Accountants requires the Company to include the effects of price level changes in its primary financial statements using the constant currency/current cost approach (include the inflation effects of its subsidiaries’ country of origin).

The literal application of Rule 3-20(d) would require an entity to identify the functional currency of its subsidiaries and to remeasure their financial statements from their local currency to their functional currency. If necessary, a Company

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would then be required to translate the remeasured financial statements into its reporting currency. This process would require a Mexican company to eliminate the effects of price level changes included in the financial statements, as US GAAP does not permit a company to apply the constant currency approach.

The SEC has made an accommodation for foreign private issuers as it relates to their US GAAP reconciliation footnote as noted within Form 20-F, Item 17 (iv)(A), which states, “Issuers that prepare their financial statements on a basis of accounting other than U.S. generally accepted accounting principles in a reporting currency that comprehensively includes the effects of price level changes in its primary financial statements using the historical cost/constant currency or current cost approach, may omit the disclosures specified by paragraphs (c)(2)(i), (c)(2)(ii), and (c)(2)(iii) of this Item relating to effects of price level changes. The financial statements should describe the basis of presentation, and that such effects have not been included in the reconciliation.” Based on this accommodation, the Company has included price level changes (B-10 inflation adjustments) of all of its consolidated subsidiaries in the U.S. GAAP reconciliation footnote.

If Rule 3-20(d) were to be literally applied, the remeasurement to U.S. dollars and translation back to constant Mexican pesos would result in an incomprehensible combination of the effects of remeasurement and the effects of inflation as the resulting financial statements would include a combination of U.S. GAAP and Mexican GAAP, with some subsidiaries incorporating inflation accounting and others not, which the Company believes would be unusual and confusing to investors. Accordingly, the Company respectfully submits that it is not required to identify its functional currency and remeasure its financial statements into that currency before translating into its reporting currency.

* **

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2758.

Sincerely,

/s/ Jorge U. Juantorena

Jorge U. Juantorena

cc:	Patricia Armelin Jeanne Baker Securities and Exchange Commission

Dr. Jose Luis Guerrero Quirico Serina Bernardo Casas The ICA Corporation

William Biese Rachel Gajdzik Arturo Vargas Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu